Exhibit 99.1

iSoftStone Holdings Limited Announces Receipt of Non-Binding Proposal to Acquire the Company at $5.85 per American Depositary Share

BEIJING, China, June 6, 2013 — iSoftStone Holdings Limited (“iSoftStone” or the “Company”) (NYSE: ISS), a leading China-based IT services provider, today announced that its Board of Directors has received a preliminary non-binding proposal letter, dated June 6, 2013, from Mr. Tianwen Liu, the Company’s CEO and the chairman of its Board of Directors, and ChinaAMC Capital Management Limited, an alternative investment platform incorporated under the laws of the Cayman Islands and an affiliate of China Asset Management (Hong Kong) Limited, which in turn is a wholly owned subsidiary of China Asset Management Co., Ltd. (collectively, the “Buyer Group”). According to the proposal letter, the Buyer Group is interested in acquiring all of the Company’s outstanding ordinary shares, including ordinary shares represented by the Company’s American depositary shares or “ADSs” (each representing ten ordinary shares of the Company), at a price of $0.585 in cash per ordinary share or $5.85 in cash per ADS.

The Buyer Group’s proposal letter states that it intends to finance the proposed transaction with a combination of debt and equity capital. Furthermore, the proposal letter specifies that the Buyer Group’s proposal constitutes only a preliminary indication of its interest, and is subject to negotiation and execution of definitive agreements relating to the proposed transaction. A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s Board of Directors, other than Mr. Tianwen Liu, is reviewing and evaluating the Buyer Group’s proposal and cautions the Company’s shareholders and others considering trading in its securities that the Board of Directors has just received the proposal letter and has not made any decisions with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made by the Buyer Group or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

According to the proposal letter, Cleary Gottlieb Steen & Hamilton LLP is acting as U.S. counsel to the Buyer Group. O’Melveny & Myers LLP is the Company’s U.S. counsel.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors. iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010. For more information, please visit www.isoftstone.com.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, risks discussed in iSoftStone’s filings with the U.S. Securities and Exchange Commission. iSoftStone does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

iSoftStone Media Contact

Ms. Sophie Yang

jhyang@isoftstone.com

Beijing +86 10 5874 9292

iSoftStone Investor Contacts

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

Beijing +86 139 1141 3520

Mr. Victor Kuo

vkuo@christensenir.com

Beijing +86 10 5826 4939

www.isoftstone.com

Source: iSoftStone Holdings Limited

Exhibit A

The Board of Directors

iSoftStone Holdings Limited

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193

People’s Republic of China

June 6, 2013

Dear Sirs:

Mr. Tianwen Liu (“Mr. Liu”), chairman of the board of directors and CEO of the Company, and ChinaAMC Capital Management Limited (“ChinaAMC”, together with Mr. Liu, the “Buyer Parties”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) and the American Depositary Shares (“ADSs”, each representing ten Shares) of iSoftStone Holdings Limited (the “Company”), in both cases, that are not beneficially owned by Mr. Liu, his affiliates or certain shareholders that may choose to roll over their Shares (the “Acquisition”).

We believe that our proposal of US$0.585 in cash per Share, or US$5.85in cash per ADS, will provide an attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 20.9% to the Company’s closing price on June 5, 2013 and a premium of approximately 32.7% to the average closing price for the last 30 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1. Buyer. The Buyer Parties have entered into an agreement dated June 6, 2013 (the “Consortium Agreement”), pursuant to which the Buyer Parties will form an acquisition vehicle for the purpose of pursuing the Acquisition (“Acquisition Vehicle”), and the Buyer Parties will work with each other on an exclusive basis in pursuing the Acquisition during the term of the Consortium Agreement.

2. Purchase Price. The Buyer Parties are prepared to pay for the Shares and ADSs acquired in the Acquisition at a price of US$0.585 per Share and US$5.85 per ADS, as the case may be, in cash.

3. Financing. We intend to finance the Acquisition with a combination of debt and equity capital. We are confident that we will secure adequate financing to consummate the Acquisition.

4. Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials.

5. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions promptly. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Company’s Board of Directors will, through a committee of independent directors, evaluate the proposed Acquisition before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding shares that Mr. Liu, his affiliates and certain shareholders who may choose to roll over their Shares do not already own, and that Mr. Liu and his affiliates do not intend to sell their stake in the Company to a third party.

8. Advisors. The Buyer Parties have retained Cleary Gottlieb Steen & Hamilton LLP as U.S. legal counsel in connection with the Acquisition.

9. About ChinaAMC. ChinaAMC Capital Management Limited is an alternative investment platform and an affiliate of China Asset Management (Hong Kong) Limited. China Asset Management (Hong Kong) Limited is a wholly-owned subsidiary of China Asset Management Co., Ltd. and strategically develops the international investment business, offering a range of both traditional and alternative investment products. China Asset Management Co., Ltd. is one of the leading asset management firms in China, with total assets under management and advisory amounted to US$56.71 billion as of March 31, 2013. China Asset Management Co., Ltd. has a highly skilled and experienced team of more than 150 investment and research professionals focusing on China and acts as investment manager for various clients and funds, including mutual funds, National Social Securities Fund, corporate annuities, QDII (Qualified Domestic Institutional Investor) funds and Exchange Traded Funds in China.

10. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us at any time. We look forward to speaking with you.

Sincerely,

Mr. Tianwen Liu

By:	/s/ Tianwen Liu

ChinaAMC Capital Management Limited

By:	/s/ Haiyong Cheng
Name:	Haiyong Cheng
Title:	Authorized Signatory

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